20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4330
9th September 2004
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on June 23, 1993.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

dlw 9/20

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 9th September 2004
of Tai Cheung Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 23rd June 1993 :

Description of Documents

1. Title : Filing of Return of Alteration in the Charter, Statutes etc. of an Oversea Company together with Special Resolution passed on 1st September 2004 and the reprint of Memorandum of Association and Bye-Laws

   Date : 1st September 2004

   Entity requiring item : Hong Kong Companies Registry pursuant to the Hong Kong Companies Ordinance

2. Title : Filing of Annual Return by Confirmation of No Alteration in Documents

   Date : 1st September 2004

   Entity requiring item : Hong Kong Companies Registry pursuant to the Hong Kong Companies Ordinance

(1)

CR

Form 表格 **F4**

Companies Registry
公 司 註 冊 處

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

Company Number 公司編號

F 4549

1 Company Name 公司名稱

Tai Cheung Holdings Limited

2 Country of Incorporation 成立爲法團所在國家

Bermuda

(Note 註 2) **3 Document(s) Constituting or Defining the Constitution of the company which is (are) altered**
被修改的有關組織公司或界定公司組織的文件

Bye-Laws

(Note 註 3) **4 Certified Copy of the Alteration attached** 隨本申報表夾附的有關修改的核證副本

Certified copy of Special Resolution passed at an Annual General Meeting of Members held on 1st September 2004 approving the alteration in the Bye-Laws of the Company together with the reprint of Memorandum of Association and Bye-Laws

5 Effective Date of Change 生效日期

01	09	2004
DD 日	MM 月	YYYY 年

Signed 簽名 : [signature]

(Name 姓名) : (Tam Yee Har) Date 日期 : 9th September 2004

~~Director~~ / Secretary / ~~Manager~~ / Authorized Representative *
~~董事~~ / 秘書 / ~~經理~~ / 授權代表 *

* *Delete whichever does not apply* *請刪去不適用者*

Presentor's Name and Address 提交人的姓名及地址	**For Official Use** 請勿填寫本欄
Tam Yee Har Authorised Person 20th Floor, The Hong Kong Club Building 3A Chater Road, Central, Hong Kong	

(1)

TAI CHEUNG HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

I, Tam Yee Har, Secretary of TAI CHEUNG HOLDINGS LIMITED DO CERTIFY that the following is a true copy of Special Resolution adopted by the Members of the Company at a Meeting thereof duly convened and held on 1st September 2004 at which Meeting a quorum was present and voting throughout and such Resolution is still in full force and effect as at the date hereof :

SPECIAL RESOLUTION

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner :-

(a) Bye-law 1

(i) by inserting the following new definition of "associate" immediately after the definition of "Act" in existing Bye-law 1 :

""associate" the meaning attributed to it in the rules of the Designated Stock Exchange.";

(ii) by deleting the words "a recognised Clearing House within the meaning of Section 2 of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong) or" from the definition of "Clearing House" in existing Bye-law 1;

(b) Bye-law 2

(i) by substituting the existing Bye-law 2(e) with the following new Bye-law 2(e) :

"(e) expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations;";

(ii) by replacing the full-stop "." at the end of Bye-law 2(j) with a semi-colon ";" , by inserting the word "and" immediately after the semi-colon and by inserting the following new Bye-law 2(k):-

"(k) references to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, by electronic signature or by any other method. References to a notice or document, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.";

(c) Bye-law 40

(i) by re-numbering Bye-law 40 as Bye-law 40(1) and inserting, after the words "the name and address of each Member, the number and class of shares held by him and," in Bye-law 40(1)(a), the words "in respect of any shares that are not fully paid,";

(ii) by inserting the following new Bye-law 40(2) :-

"(2) Subject to the Act, the Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.";

(d) Bye-law 41

by substituting the existing Bye-law 41 with the following new Bye-law 41:-

"41. The Register and branch register of Members, as the case may be, shall be open to inspection between 10 a.m. and 12 noon on every business day by Members without charge or by any other person, upon a maximum payment of five Bermuda dollars, at the Office or such other place in Bermuda at which the Register is kept in accordance with the Act or, if appropriate, upon a maximum payment of ten dollars at the Registration Office. The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper and where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.";

(e) Bye-law 43

by substituting the existing Bye-law 43 with the following new Bye-law 43:-

"43. Subject to these Bye-laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and which may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.";

(f) Bye-law 48

by inserting the words ", after the notice has been given by advertisement in an appointed newspaper and, where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any means in such manner as may be accepted by the Designated Stock Exchange to that effect," after the word "may" in the first line of existing Bye-law 48;

(g) Bye-law 63

by substituting Bye-law 63 with the following new Bye-law 63:-

"63. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every Member present

in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded :

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.";

(h) Bye-law 73

by re-numbering Bye-law 73 as Bye-law 73(1) and inserting the following new Bye-law 73(2):-

"(2) Where the Company has knowledge that any Member is, under the applicable Statutes and/or the rules and regulations of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.";

(i) Bye-law 81

by replacing the existing Bye-law 81(2) with the following new Bye-law 81(2):-

"(2) If a Clearing House (or its nominee(s)) and in each case, being a corporation) is a Member of the Company, it may appoint or authorize such person or persons as it thinks fit to act as its corporate representative or representatives at any meeting of the Company or at any meeting of any class of Members provided that, if more than one corporate representative is so authorized, the authorization shall specify the number and class of shares in respect of which each such corporate representative is so authorized. A person so authorized under the provisions of this Bye-law shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) could exercise as if such person was the registered holder of the shares of the Company held by the Clearing House (or its nominees(s)) in respect of the number and class of shares specified in the relevant authorization including the right to vote individually on a show of hands.";

(j) Bye-law 83

by deleting the words "twenty-eight (28)" in the nineth line of Bye-law 83(4) and replacing them with the words "fourteen (14)";

(k) Bye-law 86

by deleting the existing Bye-law 86 in its entirety and substituting therefor the following new Bye-law 86:

"86. No person other than a Director retiring at the meeting, shall, unless recommended by the Director for election, be eligible for election to the office of Director at any general meeting, unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election as a Director and also a Notice signed by the person to be proposed of his willingness to be elected shall have been given to the Company or lodged at the head office of the Company or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days. The period for lodgment of such Notice(s) will commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.";

(l) Bye-law 101

by deleting Bye-law 101 in its entirety and substituting therefor the following new Bye-law 101:-

"101. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associates is to the knowledge of such Director materially interested, but this prohibition shall not apply to any of the following matters namely :

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement or proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement or proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associate(s) are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived);

(vi) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associate(s) and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director or his associate(s) as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

(vii) any proposal concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries under which the Director or his associate(s) may benefit.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) is/are the holder(s) of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

(5) The Company may by ordinary resolution ratify any transaction not duly authorised by reason of a contravention of this Bye-law provided that no Director who is or whose associate(s) is/are materially interested in such transaction, together with any of his associates, shall vote upon such ordinary resolution in respect of any shares in the Company in which they are interested.";

(m) Bye-law 148

by deleting Bye-law 148 in its entirety and substituting therefor the following:

"148. (1) Subject to Section 88 of the Act and paragraph (2) of this Bye-law, a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to each person entitled thereto at least twenty-one (21) days before the date of the general meeting and at the same time as the notice of the annual general meeting and laid before the Company in general meeting in accordance with the requirements of the Act provided that this Bye-law shall not require a copy of those documents to be sent to any person whose address the Company is not aware of or to more than one of the joint holders of any shares or debentures.

(2) To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements in paragraph (1) of this Bye-law shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial report, a complete printed copy of the Company's annual financial statements and the directors' report thereon.

(3) The requirement to send to a person referred to in paragraph (1) of this Bye-law the documents referred to in that provision or a summary financial report in accordance with paragraph (2) of this Bye-law shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in paragraph (1) of this Bye-law and, if applicable, a summary financial report complying with paragraph (2) of this Bye-law, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.";

(n) Bye-law 149

by re-numbering the existing Bye-law 149 as Bye-law 149(1) and inserting the following new Bye-law 149(2) and 149(3) :-

"(2) Subject to Section 89 of the Act, a person, other than an incumbent Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than twenty-one (21) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the incumbent Auditor.

(3) The Members may, at any general meeting convened and held in accordance with these Bye-laws, by special resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term." ;

(o) Bye-law 155

by deleting Bye-law 155 in its entirety and substituting therefor the following:

"155. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice or document to him or which the person transmitting the Notice or document reasonably and bona fide believes at the relevant time will result in the Notice or document being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the Notice or document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint

holders of a share, all Notices or documents shall be given to that one of the joint holders whose name stands first in the Register and the Notice or document so given shall be deemed a sufficient service on or delivery to all the joint holders.";

(p) Bye-law 156

(i) by deleting the word "and' at the end of Bye-law 156(a);

(ii) by re-numbering Bye-law 156(b) as Bye-law 156(c) and inserting the following as Bye-law 156(b):

"(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice or document placed on the Company's website or the website of the Designated Stock Exchange, is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;";

(iii) by deleting the full-stop "." at the end of re-numbered Bye-law 156(c) and substituting therefor ";";

(iv) by inserting the following as additional paragraphs (d) and (e) to Bye-law 156:

"(d) if served by advertisement in appointed newspaper or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange shall be deemed to have been served on the day on which the notice is first published; and

(e) may be given to a Member either in the English language or the Chinese language only or in both the English language and Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.";

(q) Bye-law 158

by inserting the words "or electronic" after the words "or facsimile" in the first line of existing Bye-law 158."



Secretary

Dated this the 1st day of September 2004

(2)

Companies Registry
公 司 註 冊 處

Form 表格 **ARF1**

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F 4549

1 Company Name 公司名稱

Tai Cheung Holdings Limited

2 Year of Annual Return 周年申報表年度 **2004**

(Note 註 2) **3 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	04	2003	To 至	31	03	2004

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 **335** 條所知會的各項更改(如有的話)外，根據第 **333** 條所交付的文件及詳情並無任何更改。

Signed 簽名 :

(Name 姓名): (David Pun Chan) Date 日期 : 1st September 2004

Director / ~~Secretary / Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply* 請刪去不適用者

Presentor's Name and Address 提交人的姓名及地址	For Official Use 請勿填寫本欄
Tam Yee Har Authorised Person 20th Floor, The Hong Kong Club Building 3A Chater Road, Central, Hong Kong	

(1)

Memorandum of Association

and

Bye-Laws

of

TAI CHEUNG HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Incorporated on the 6th day of October, 1989.

Certified true copy

Secretary

(Reprinted incorporating all amendments up to and
inclusive 1st September, 2004)

BERMUDA
1990 : NO. 33

THE TAI CHEUNG HOLDINGS LIMITED ACT 1990

[19th June, 1990]

WHEREAS Tai Cheung Holdings Limited, a company incorporated pursuant to the Companies Act 1981 on 6th October, 1989 has presented a petition to the Legislature requesting the enactment of certain provisions in relation to the Company, as herein appears:

AND WHEREAS it is deemed expedient to pass an Act to give effect to the prayer of the said petition:

Be it enacted by The Queen's Most Excellent Majesty, by and with the advice and consent of the Senate and the House of Assembly of Bermuda, and by the authority of the same, as follows:

1. This Act may be cited as The Tai Cheung Holdings Limited Act 1990. Short Title.

2. In this Act, unless the context otherwise requires: Interpretation.

"appointed stock exchange" means any stock exchange appointed by the Minister by notice in an appointed newspaper to approve the offering of shares or debentures to the public;

"bye-laws" means the bye-laws for the time being of the Company;

"Company" means Tai Cheung Holdings Limited and includes every wholly owned subsidiary of the Company incorporated pursuant to the Companies Act as an exempted company and listed in the Third Schedule to this Act as, from time to time, amended by notice pursuant to section 6 of this Act;

"Companies Act" means the Companies Act 1981;

"holding company" means Tai Cheung Holdings Limited unless the context otherwise requires when it shall mean a company incorporated pursuant to the Companies Act as an exempted company and which controls a subsidiary within the meaning of this Act;

"may" in relation to any provision of this Act whereby a power is conferred, shall be construed as permissive;

"Minister" means the Minister of Finance or such other minister as may be appointed to administer the Companies Act;

"register" means the register of companies maintained under subsection (1) of section 14 of the Companies Act;

"Registrar" means the Registrar of Companies appointed under section 3 of the Companies Act or such other person as may be performing his duties under the Companies Act;

"Resident Representative" means the representative of the Company ordinarily resident in Bermuda appointed in accordance with the provisions of section 3 of this Act;

"shall" in relation to any provision of this Act whereby a duty is imposed, shall be construed as imperative;

"subsidiary" shall mean unless otherwise expressly provided or the context otherwise requires, every wholly owned subsidiary of the holding company, whether directly or indirectly wholly owned, incorporated pursuant to the Companies Act as an exempted company and, for the purpose of this definition "wholly owned" shall mean either legal or beneficial ownership of all the issued share capital of the subsidiary the shares of which carry the right to attend and vote at any general meeting of the subsidiary.

Exemption from section 130 of the Companies Act and appointment of a Resident Representative.

3. (1) The Company shall not be required to comply with the provisions of section 130 of the Companies Act, provided that the following conditions are and remain satisfied:

(a) the Company shall have obtained a listing or quotation, as the case may be, on an appointed stock exchange within six months of the date of enactment hereof, or within such longer period as the Minister shall in his discretion permit, and shall remain so listed or quoted and for the purposes of this subsection the Company shall be deemed to have remained so listed or quoted notwithstanding that its shares are suspended from trading by the appointed stock exchange;

(b) the Company shall appoint and maintain a Resident Representative, who shall be a person ordinarily resident in Bermuda; and:

(i) the Company shall before availing itself of the exemption contained herein, give notice in writing to the Minister of the name of the appointed stock exchange on which the holding company has obtained a listing or quotation, as the case may be, and the date on which such listing or quotation was obtained and the name and address of its Resident Representative;

(ii) without a reason acceptable to the Minister:

(a) the Company shall not terminate the appointment of its Resident Representative (unless at the same time appointing another); and

(b) the Resident Representative shall not cease to act as such;

unless it or he shall give not less than thirty days' notice in writing to the Minister of the intention to do so;

(iii) the Resident Representative shall maintain at its or his office in Bermuda originals or copies of:

(a) minutes of all proceedings of general meetings of the Company;

(b) all financial statements required to be prepared by the Company under the Companies Act together with the auditors report thereon;

(c) all records of account required by section 83 of the Companies Act to be kept in Bermuda; and

(d) all such documents as may be required in order to provide evidence of the continued listing or quotation of shares of the holding company on the appointed stock exchange;

(iv) it shall be the duty of the Resident Representative to:

(a) make all necessary filings with or applications for approval to the Minister or the Registrar required by this Act of the Companies Act to be made within the time periods therein prescribed;

(b) act as agent for the service of process in Bermuda to receive for the Company and on its behalf service of process in any legal action or proceedings against the Company; and

(c) within thirty days of reaching the view that there is a likelihood of the Company becoming insolvent or its coming to his knowledge, or his having reason to believe that an event to which this subsection applies has occurred, to make a report to the Minister setting out all the particulars of the case that are available to him;

(v) subsection (1)(b)(iv)(c) of this section 3 applies with respect to the giving of notice by the Resident Representative upon the occurrence of any of the following events:

(a) failure by the Company to comply substantially with any condition or limitation imposed upon the Company in its memorandum of association or by any undertaking given by the Company to the Minister; or

(b) involvement of the Company in any criminal proceeding whether in Bermuda or aboard; or

(c) ceasing of the Company to carry on business from within Bermuda; or

(d) suspension of dealings in the shares of the holding company on the appointed stock exchange for a consecutive period of more than thirty days or the termination of the holding company's listing or quotation on the appointed stock exchange;

(vi) the Company shall during the month of January in each year send to the Registrar a declaration in writing signed by its Resident Representative setting out a list of its directors, its principal business address outside Bermuda and attesting to the holding company's continued listing or quotation on the appointed stock exchange;

(vii) the holding company shall file with the Registrar a copy of the

holding company's audited financial statements together with the auditors' report thereon for the previous financial year of the holding company not less than seven days before the date of the holding company's annual general meeting nor more than six months after the end of that financial year.

(2) (a) Upon the failure by the Company to comply with the provisions of subsection (1) above, the Minister shall have the right to suspend the exemption from the requirement to comply with section 130 of the Companies Act accorded to the Company by this Act and the Company shall within seven days of ceasing to be so exempted comply with the said requirement until such time as the exemption is reinstated by the Minister.

(b) Wilful failure by the Resident Representative to comply with the provisions of subsections (1)(b)(ii)(b), (1)(b)(iii) and (1)(b)(iv) of this section 3 shall be an offence and shall render it or him liable on conviction to a fine not exceeding BD$5,000.

(c) For the avoidance of doubt, all filings or written notices required by this Act to be given to the Minister shall be delivered to the Registrar and service of such filings or written notices upon the Registrar shall be deemed to satisfy any such requirement.

(3) A wholly-owned subsidiary of Tai Cheung Holdings Limited, which otherwise conforms to the definition of the Company, shall be entitled to the exemption from the requirement to comply with section 130 of the Companies Act, provided that Tai Cheung Holdings Limited, shall have met and shall continue to meet the conditions set out in subsection(1) of this section 3 in respect of itself, notwithstanding that the said wholly-owned subsidiary has not and cannot meet the said conditions.

Miscellaneous provisions varying or exempting from provisions of the general law.

4. Notwithstanding anything contained in the Companies Act or rule of law to the contrary:

(a) the Company may in accordance with any scheme for the time being in force and approved by the members in general meeting provide, directly or indirectly, money or other financial assistance for the purchase of, or subscription for, fully or partly paid shares in the Company or any holding company of the Company, being a purchase of or subscription for shares by a trustee of or to be held by or for the benefit of employees of the Company, any of its subsidiaries, any holding company of the Company or any subsidiary of any such holding company in each such case whether incorporated in Bermuda or elsewhere, notwithstanding the definitions thereof in section 2 of this Act, including any directors holding a salaried employment or office with or in any such company and so that the residual beneficiary of any such trust may be or include a charitable object;

(b) section 39 of the Companies Act shall apply to the Company as if it referred to fully or partly paid shares in the Company or its holding company and as if the persons mentioned therein included directors of the Company, any of its subsidiaries, any holding company of the Company or any subsidiary of any such holding company in each such case whether incorporated in Bermuda or elsewhere, notwithstanding the definitions thereof in section 2 of this Act, and the provisions of section 96 of the Companies Act shall be read and construed accordingly;

(c) in addition to its common seal for use in Bermuda, the Company may adopt one or more common seals for use in any territory outside Bermuda;

(d) the bye-laws may provide that a member may designate a person who is not a member of the Company to act as proxy to represent such member

and vote on his behalf at any general meeting of the Company or meeting of the holders of any class of shares in the capital of the Company.

(e) (i) no alternate director of the Company shall by virtue of that position be a director for the purposes of the Companies Act, but shall nevertheless be subject to the provisions of the Companies Act in so far as they relate to the duties and obligations of directors (other than the obligation to hold any qualifying share in the capital of the Company) when performing the functions of a director and, subject to the bye-laws, shall have the rights and powers given to alternate directors by such section (2)(b) of section 91 of the Companies Act;

(ii) the election or appointment of an alternate director of the Company shall not be required to be effected or authorised by the Company in general meeting, but shall be effected in such manner as the bye-laws may provide;

(iii) an alternate director of the Company shall have such right and powers, and be entitled to attend and vote at meetings of the directors, as the bye-laws may provide;

(f) the Company may, but shall not be required to, have a president or any vice president, but shall have a chairman, managing director and such other officers who shall be appointed in such manner, and hold office for such period, as the bye-laws may provide;

(g) the directors of the Company shall not be required to be elected at each annual general meeting, but shall (save for any chairman and any managing director) be subject to retirement by rotation in such manner and at such frequency as the bye-laws may provide; and

(h) it shall not be necessary for a director or an alternate director to be a member of the Company.

Continuance Power

5. (1) The Company shall in addition to the powers conferred upon it by the Companies Act and those contained in its memorandum of association have power, subject to the consent of the Minister, to be continued in a foreign country or jurisdiction as if it had been incorporated under the laws of that other country or jurisdiction and to be discontinued under the Companies Act. The Consent of the Minister shall be in the form set out in the First Schedule to this Act.

(2) An application for consent under subsection (1) shall be in such form and supported by such documents as the Minister may determine which shall include inter alia:

(a) a certified copy of a resolution of the members passed in general meeting duly called for the purpose by at least 75% of the votes cast authorising the continuance of the Company in a named foreign country or jurisdiction. Notwithstanding the provisions of the bye-laws the quorum necessary for such general meeting shall be two persons at least holding or representing by proxy more than 50% of the issued shares of the Company;

(b) a statutory declaration signed by all the directors of the Company that the Company is solvent and can meet all of its liabilities and obligations and that the continuance would not adversely affect the interests or rights of bona fide creditors and shareholders;

(c) a copy of a notice published in an appointed newspaper and in a national newspaper in each country or jurisdiction within which the Company carries on a substantial part of its trade or business activities, to the effect that the Company intends to continue in the named foreign country or jurisdiction; and

(d) an irrevocable deed poll executed by the Company and its directors pursuant to which:

(i) the Company and each of its directors may be served with legal process in Bermuda in any proceedings arising out of actions or omissions occurring prior to the discontinuance and provision is made for the appointment of a person in Bermuda as agent of the Company for such service of process for a period of not less than three years from the date of discontinuance and a signed acceptance of such appointment; or

(ii) the Company and its directors may be served with legal process at a specified address in the United Kingdom, the United States of America, Hong Kong or any other country or jurisdiction acceptable to the Minister and whereby the Company and such directors submit to the non exclusive jurisdiction of the courts of that place.

(3) (a) Subject to obtaining the consent of the Minister, the Company shall file with the Registrar of Companies within thirty days of the date of issue, a copy of the instrument of continuance issued to the Company by the foreign country or jurisdiction where the Company has been continued together with a declaration of discontinuance containing or attached to it the following information:

(i) a copy of the irrevocable deed poll required by subsection (2)(d) of this section 5;

(ii) the name of the country or jurisdiction under the laws of which the Company has been continued; and

(iii) the address of the registered office or the principal business address of the Company in that country or jurisdiction;

(b) The instrument of continuance and the declaration of discontinuance shall be documents open to public inspection; and

(c) On receipt of the instrument of continuance issued to the Company by the foreign country or jurisdiction and on receipt of the Minister's consent required under this section 5 the Registrar shall file the instrument of continuance and issue a certificate of discontinuance which shall be in the form set out in the Second Schedule to this Act and thereupon the Company shall cease to be registered as a company in Bermuda.

(4) The consent of the Minister shall expire six months after the date thereof unless within the six months period the Company is continued under the laws of the named foreign country or jurisdiction.

(5) This Act and the Companies Act shall cease to apply to the Company on the date upon which the Company is continued under the laws of the other country or jurisdiction as stated in the instrument of continuance and in the declaration of discontinuance.

(6) The Company shall not be continued as a body corporate under the laws of any other country or jurisdiction unless:

(a) such country or jurisdiction is approved by the Minister for the purpose of this Act; and

(b) the laws of such country or jurisdiction provide in effect that when the Company is continued as a body corporate in such country or jurisdiction;

(i) the property of the Company continues to be the property of such corporation;

(ii) such corporation continues to be liable for the obligations of the Company;

(iii) an existing cause of action, claim or liability to prosecution is unaffected;

(iv) a civil, criminal or administrative action or proceeding pending by or against the Company may be continued to be pursued or prosecuted by or against such corporation; and

(v) a conviction against, or ruling, order or judgement in favour of or against the Company may be enforced by or against such corporation.

Delivery of notice to the Registrar.

6. (1) A subsidiary defined in section 2 and listed in the Third Schedule to this Act entitled to avail itself of the provisions of this Act shall within fourteen days of becoming so entitled, or such later date as the Registrar may in his discretion permit, give written notice thereof to the Registrar in the prescribed form set out in the Fourth Schedule to this Act.

(2) The Registrar shall, upon receipt of a notice given under subsection (1) of this section 6, enter such notice on the register together with the effective date of the receipt thereof.

(3) In the event that the subsidiary shall cease to be qualified to avail itself of the provisions of this Act, it shall, within thirty days of ceasing so to qualify, give written notice thereof to the Registrar in the prescribed form set out in the Fifth Schedule to this Act and the Registrar shall enter such notice on the register together with the effective date of the receipt thereof.

(4) The entry in the register of a notice under this section shall have effect to amend the Third Schedule, as may be appropriate.

Saving of Rights of Crown and Others.

7. Nothing in this Act contained shall be construed to affect the rights of Her Majesty, Her heirs and successors or any body politic or corporate or of any other person or persons except such as are mentioned in this Act, and those claiming by, from or under them.

THE TAI CHEUNG HOLDINGS LIMITED ACT 1990

(PURSUANT TO SECTION 5(1))

FIRST SCHEDULE

CONSENT

In terms of Section 5(1) of The Tai Cheung Holdings Limited Act 1990, the Minister of Finance hereby gives his consent to

TAI CHEUNG HOLDINGS LIMITED

to be discontinued in Bermuda as an exempted Company incorporated under the laws of the Islands of Bermuda.

Dated this day of

Minister of Finance

THE TAI CHEUNG HOLDINGS LIMITED ACT 1990

(PURSUANT TO SECTION 5(3)(C))

SECOND SCHEDULE

BERMUDA
CERTIFICATE OF DISCONTINUANCE

TAI CHEUNG HOLDINGS LIMITED

Name of Company

I hereby certify that under section 5 of The Tai Cheung Holdings Limited Act 1990 the above-mentioned company was discontinued as an exempted company incorporated under the laws of the Islands of Bermuda, on this day of ,

Signed by [the Registrar of Companies]

[Date of discontinuance]

THE TAI CHEUNG HOLDINGS LIMITED ACT 1990

(PURSUANT TO SECTION 6)

THIRD SCHEDULE

Companies which may avail themselves of the provisions of this Act other than Tai Cheung Holdings Limited.

NAME	DATE OF INCORPORATION

THE TAI CHEUNG HOLDINGS LIMITED ACT 1990

(PURSUANT TO SECTION 6)

FOURTH SCHEDULE

I, [name, address of person giving notice] a duly authorised representative of [subsidiary] hereby give notice pursuant to section 6 of The Tai Cheung Holdings Limited Act 1990 that [the subsidiary] is a wholly-owned subsidiary of Tai Cheung Holdings Limited, was incorporated on the [day of incorporation] pursuant to the Companies Act 1981 as an exempted company and is, therefore, enttitled to avail itself of the provisions of The Tai Cheung Holdings Limited Act 1990

Yours faithfully,

[signature of authorised representative]

Date of Notice [day/month/year]

Received by [the Registrar of Companies]

THE TAI CHEUNG HOLDINGS LIMITED ACT 1990

(PURSUANT TO SECTION 6)

FIFTH SCHEDULE

I, [name, address of person giving notice] a duly authorised representative of [subsidiary] hereby give notice pursuant to section 6(3) of The Tai Cheung Holdings Limited Act 1990 that [the subsidiary] has ceased to be qualified to avail itself of the provisions of The Tai Cheung Holdings Limited Act 1990 on the [day/month/year].

Yours faithfully,

[signature of authorised representative]

[Date of Notice]

[Signed by the Registrar of Companies]

TAI CHEUNG HOLDINGS LIMITED

RESOLUTION

Passed on 5th February, 1993

At a Special General Meeting of shareholders of the Company duly convened and held at the Ivy Room, 10th Floor, The Mandarin Oriental Hong Kong, No. 5 Connaught Road, Central, Hong Kong on Friday, 5th February, 1993 at 10.00 a.m., the following resolution was duly passed as an Ordinary Resolution:–

THAT the authorised share capital of the Company be and it is hereby increased from HK$50,000,000.00 to HK$100,000,000.00 by the creation of an additional 500,000,000 shares of HK$0.10 each, such new shares to rank pari passu in all respects with the existing shares in the capital of the Company.

(Sd.) Yee-Har Tam
SECRETARY

(Sd.) David Pun Chan
CHAIRMAN

TAI CHEUNG HOLDINGS LIMITED

RESOLUTIONS

Passed on 24th February, 1990

At a Special General Meeting of shareholders of the Company duly convened and held at 12th Floor, Central Building, Pedder Street, Hong Kong on the 24th day of February, 1990 at 10.00 a.m., the following resolutions were duly passed:–

THAT, conditionally upon the Scheme of Arrangement dated 17th January, 1990 (the "Scheme") between Tai Cheung Properties Limited and the holders of Scheme Shares (as defined in the Scheme) contained in a composite document (the "Scheme Document"), a copy of which marked "A" as produced to this meeting and for the purpose of identification signed by the Chairman thereof, becoming effective on or before 27th February, 1990 (or such later date as the Supreme Court of Hong Kong may allow):–

(A) the authorised share capital of the Company be increased from HK$200,000 to HK$50,000,000 by the creation of an additional 498,000,000 shares of HK$0.10 each and any Director, Secretary or Assistant Secretary be authorised to file with the Registrar of Companies in Hong Kong and in Bermuda the requisite Notice/Memorandum of Increase of Share Capital setting out the increase of its share capital;

(B) the Directors of the Company be and they are hereby authorised to allot and issue new shares of HK$0.10 each in the Company pursuant to the Scheme;

(C) Approval be and is hereby given to the purchase and cancellation by the Company of:–

(a) 1,999,994 issued shares of HK$0.10 each in the capital of the Company registered in the name of Pembroke Company Limited and held as nominee for Tai Cheung Properties Limited ("Tai Cheung") as at 27th February, 1990; and

(b) subject to and conditional upon the enactment of the Tai Cheung Holdings Limited Company Act 1990 and compliance with the provisions of Section 42 (A) of the Companies Act 1981, 6 issued shares of HK$0.10 each held by the directors of the Company in trust for Tai Cheung as at 27th February, 1990;

(D) (i) subject to paragraph (iii) below, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) above shall authorise the Directors of the Company during the Relevant Period (as defined below) to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period (as defined below);

(iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (i) above, otherwise than pursuant to a Rights Issue (as defined below), shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue immediately following the issue and allotment of shares by the Company pursuant to the Scheme and the said approval shall be limited accordingly; and

(iv) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(a) the conclusion of the next Annual General Meeting of the Company; and

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Act 1981 to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of the shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory);

(E) the Directors be authorised generally to do and execute such further acts, deeds and things as may be considered necessary or incidental to the implementation of the Scheme and for carrying into effect the arrangements thereby contemplated.

(Sd.) Yee-Har Tam
SECRETARY

(Sd.) David Pun Chan
CHAIRMAN

Form No. 6

BERMUDA

(COPY)

CERTIFICATE OF INCORPORATION

I hereby in accordance with the provisions of section 14 of the Companies Act, 1981, issue this Certificate of Incorporation and do certify that on the 6th day of October 1989

TAI CHEUNG HOLDINGS LIMITED

was registered by me in the Register maintained by me under the provisions of the said section and that the status of the said company is that of an exempted company.

Given under my hand this 6th day of October 1989.

(Sd.) Pamela L. Adams
for Registrar of Companies

Seal of the
Registrar of
Companies
Bermuda

FORM NO. 2

BERMUDA

THE COMPANIES ACT 1981
MEMORANDUM OF ASSOCIATION OF COMPANY LIMITED BY SHARES
(Section 7(1) and (2))

MEMORANDUM OF ASSOCIATION OF

TAI CHEUNG HOLDINGS LIMITED

(hereinafter referred to as "the Company")

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2. We, the undersigned, namely,

NAME	ADDRESS	BERMUDIAN STATUS (Yes/No)	NATIONALITY	NUMBER OF SHARES SUBSCRIBED
Sir Bayard Dill	Clarendon House Church Street Hamilton Bermuda	Yes	British	One
Nicolas Trollope	As above	No	British	One
John C R Collis	As above	Yes	British	One

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3. The Company is to be an exempted Company as defined by the Companies Act 1981.

4. The Company has power to hold land situated in Bermuda not exceeding in all, including the following parcels–

N/A

5. The Company does not propose to carry on business in Bermuda.

*6. The authorised share capital of the Company is HK$200,000.00 divided into shares of HK$0.10 each. The minimum subscribed share capital of the Company is HK$100,000.00.

7. The objects for which the Company is formed and incorporated are–

See attached schedule.

**Notes:–*

(1) By a resolution passed on 24th February, 1990, the authorised share capital was conditionally increased from HK$200,000.00 to HK$50,000,000.00 by the creation of an additional 498,000,000 shares of HK$0.10 each.

(2) By an ordinary resolution passed on 5th February, 1993, the authorised share capital of the Company was increased from HK$50,000,000.00 to HK$100,000,000.00 by the creation of an additional 500,000,000 shares of HK$0.10 each.

THE COMPANIES ACT 1981
MEMORANDUM OF ASSOCIATION OF
COMPANY LIMITED BY SHARES
(Section 7(1) and (2))

TAI CHEUNG HOLDINGS LIMITED

Schedule to Form 2
Objects/Powers of the Company

(7) **Objects of the Company**

1 to act and to perform all the functions of a holding company in all its branches and to co-ordinate the policy and administration of any subsidiary company or companies or of any group of companies of which the company of any subsidiary company is a member or which are in any manner controlled by the Company;

2 to act as an investment company and for that purpose to acquire and hold for investment shares, stock, debentures, debenture stock, bonds, obligations and securities issued or guaranteed by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, by original subscription, tender, purchase, exchange, underwriting, participation in syndicates or in any other manner and whether or not fully paid up, and to make payments thereon as called up or in advance of calls or otherwise and to subscribe for the same, whether conditionally or absolutely, and to hold the same with a view to investment, but with the power to vary any investments, and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof, and to invest and deal with the monies of the Company not immediately required upon such securities and in such manner as may be from time to time determined;

3 as set out in paragraphs (b) to (n) and (p) to (t) inclusive of the Second Schedule to the Act;

4 to enter into any guarantee, contract of indemnity or suretyship and to assure support or secure with or without consideration or benefit the performance of any obligations of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations of trust or confidence.

PROVIDED that this shall not be construed as authorising the Company to carry on the business of banking as defined in the Banks Act 1969 or the business of wholesale banking or financial guarantee business or the business of promissory note operations.

(8) **Powers of the Company**

1 The Company shall, pursuant to Section 42 of the Act, have the power to issue preference shares which are, at the option of the holder, liable to be redeemed.

2 The Company shall, pursuant to Section 42A of the Act, have the power to purchase its own shares.

3 The Company shall not have the power set out in paragraph 1 of the First Schedule to the Act.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof:–

(sd.) Sir Bayard Dill	(sd.) A.J. Meader
(sd.) Nicolas Trollope	(sd.) A.J. Meader
(sd.) John C R Collis	(sd.) A.J. Meader
(Subscribers)	(Witnesses)

SUBSCRIBED this 29th day of September 1989

Stamp Duty (To be affixed)

THE COMPANIES ACT 1981

(Section 11(2))

A company limited by shares may amongst its objects by reference include in its memorandum any of the objects set out in the Second Schedule.

SECOND SCHEDULE

A company may by reference include in its memorandum any of the following objects that is to say the business of–

~~(a) insurance and re-insurance of all kinds;~~

(b) packaging of goods of all kinds;

(c) buying, selling and dealing in goods of all kinds;

(d) designing and manufacturing of goods of all kinds;

(e) mining and quarrying and exploration for metals, minerals, fossil fuels and precious stones of all kinds and their preparation for sale or use;

(f) exploring for, the drilling for, the moving, transporting and refining petroleum and hydro carbon products including oil and oil products;

(g) scientific research including the improvement, discovery and development of processes, inventions, patents and designs and the construction, maintenance and operation of laboratories and research centres;

(h) land, sea and air undertakings including the land, ship and air carriage of passengers, mails and goods of all kinds;

(i) ships and aircraft owners, managers, operators, agents, builders and repairers;

(j) acquiring, owning, selling, chartering, repairing or dealing in ships and aircraft;

(k) travel agents, freight contractors and forwarding agents;

(l) dock owners, wharfingers, warehousemen;

(m) ship chandlers and dealing in rope, canvas oil and ship stores of all kinds;

(n) all forms of engineering;

~~(o) developing, operating, advising or acting as technical consultants to any other enterprise or business;~~

(p) farmers, livestock breeders and keepers, graziers, butchers, tanners and processors of and dealers in all kinds of live and dead stock, wool, hides, tallow, grain, vegetables and other produce;

(q) acquiring by purchase or otherwise and holding as an investment inventions, patents, trade marks, trade names, trade secrets, designs and the like;

(r) buying, selling, hiring, letting and dealing in conveyances of any sort;

(s) employing, providing, hiring out and acting as agent for artists, actors, entertainers of all sorts, authors, composers, producers, directors, engineers and experts or specialists of any kind; and

(t) to acquire by purchase or otherwise and hold, sell, dispose of and deal in real property situated outside Bermuda and in personal property of all kinds wheresoever situated.

THE COMPANIES ACT 1981

(Section 11(1))

Subject to any provision of the law a company limited by shares shall without reference in its memorandum have the powers set out in the First Schedule unless any of such powers are excluded by its memorandum.

FIRST SCHEDULE

A company limited by shares may exercise all or any of the following powers subject to any provision of the law or its memorandum–

1. ~~to carry on any other business capable of being conveniently carried on in connection with its business or likely to enhance the value of or making profitable any of its property or rights;~~

2. to acquire or undertake the whole or any part of the business, property and liabilities of any person carrying on any business that the company is authorized to carry on;

3. to apply for register, purchase, lease, acquire, hold, use, control, licence, sell, assign or dispose of patents, patent rights, copyrights, trade marks, formulae, licences, inventions, processes, distinctive marks and similar rights;

4. to enter into partnership or into any arrangement for sharing of profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person carrying on or engaged in or about to carry on or engage in any business or transaction that the company is authorized to carry on or engage in or any business or transaction capable of being conducted so as to benefit the company;

5. to take or otherwise acquire and hold securities in any other body corporate having objects altogether or in part similar to those of the company or carrying on any business capable of being conducted so as to benefit the company;

6. subject to section 96 to lend money to any employee or to any person having dealings with the company or with whom the company proposes to have dealings or to any other body corporate any of whose shares are held by the company;

7. to apply for, secure or acquire by grant, legislative enactment, assignment, transfer, purchase or otherwise and to exercise, carry out and enjoy any charter, licence, power, authority, franchise, concession, right or privilege, that any government or authority or any body corporate or other public body may be empowered to grant, and to pay for, aid in and contribute toward carrying it into effect and to assume any liabilities or obligations incidental thereto;

8. to establish and support or aid in the establishment and support of associations, institutions, funds or trusts for the benefit of employees or former employees of the company or its predecessors, or the dependants or connections of such employees or former employees, and grant pensions and allowances, and make payments towards insurance or for any object similar to those set forth in this paragraph, and to subscribe or guarantee money for charitable, benevolent, educational or religious objects or for any exhibition or for any public, general or useful objects;

9. to promote any company for the purpose of acquiring or taking over any of the property and liabilities of the company or for any other purpose that may benefit the company;

10. to purchase, lease, take in exchange, hire or otherwise acquire any personal property and any rights or privileges that the company considers necessary or convenient for the purposes of its business;

11. to construct, maintain, alter, renovate and demolish any buildings or works necessary or convenient for its objects;

12. to take land in Bermuda by way of lease or letting agreement for a term not exceeding twenty-one years, being land "bona fide" required for the purposes of the business of the company and with the consent of the Minister granted in his discretion to take land in Bermuda by way of lease or letting agreement for a similar period in order to provide accommodation or recreational facilities for its officers and employees and when no longer necessary for any of the above purposes to terminate or transfer the lease or letting agreement;

13. except to the extent, if any, as may be otherwise expressly provided in its incorporating Act or memorandum and subject to the provisions of this Act every company shall have power to invest the moneys of the Company by way of mortgage of real or personal property of every description in Bermuda or elsewhere and to sell, exchange, vary, or dispose of such mortgage as the company shall from time to time determine;

14. to construct, improve, maintain, work, manage, carry out or control any roads, ways, tramways, branches or sidings, bridges, reservoirs, watercourses, wharves, factories, warehouses, electric works, shops, stores and other works and conveniences that may advance the interests of the company and contribute to, subsidize or otherwise assist or take part in the construction, improvement, maintenance, working, management, carrying out or control thereof;

15. to raise and assist in raising money for, and aid by way of bonus, loan, promise, endorsement, guarantee or otherwise, any person and guarantee the performance or fulfillment of any contracts or obligations of any person, and in particular guarantee the payment of the principal of and interest on the debt obligations of any such person;

16. to borrow or raise or secure the payment of money in such manner as the company may think fit;

17. to draw, make, accept, endorse, discount, execute and issue bills of exchange, promissory notes, bills of lading, warrants and other negotiable or transferable instruments;

18. when properly authorized to do so, to sell, lease, exchange or otherwise dispose of the undertaking of the company or any part thereof as an entirety or substantially as an entirety for such consideration as the company thinks fit;

19. to sell, improve, manage, develop, exchange, lease, dispose of, turn to account or otherwise deal with the property of the company in the ordinary course of its business;

20. to adopt such means of making known the products of the company as may seem expedient, and in particular by advertising, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes and rewards and making donations;

21. to cause the company to be registered and recognized in any foreign jurisdiction, and designate persons therein according to the laws of that foreign jurisdiction or to represent the company and to accept service for and on behalf of the company of any process or suit;

22. to allot and issue fully-paid shares of the company in payment or part payment of any property purchased or otherwise acquired by the company or for any past services performed for the company;

23. to distribute among the members of the company in cash, kind, specie or otherwise as may be resolved, by way of dividend, bonus or in any other manner considered advisable, any property of the company, but not so as to decrease the capital of the company unless the distribution is made for the purpose of enabling the company to be dissolved or the distribution, apart from this paragraph, would be otherwise lawful;

24. to establish agencies and branches;

25. to take or hold mortgages, hypothecs, liens and charges to secure payment of the purchase price, or of any unpaid balance of the purchase price, of any part of the property of the company of whatsoever kind

sold by the company, or for any money due to the company from purchasers and others and to sell or otherwise dispose of any such mortgage, hypothec, lien or charge;

26. to pay all costs and expenses of or incidental to the incorporation and organization of the company;

27. to invest and deal with the moneys of the company not immediately required for the objects of the company in such manner as may be determined;

28. to do any of the things authorized by this subsection and all things authorized by its memorandum as principals, agents, contractors, trustees or otherwise, and either alone or in conjunction with others;

29. to do all such other things as are incidental or conducive to the attainment of the objects and the exercise of the powers of the company.

Every company may exercise its powers beyond the boundaries of Bermuda to the extent to which the laws in force where the powers are sought to be exercised permit.

The Companies Act 1981

New Bye-Laws

(As adopted by resolutions passed on 29th December, 1989, 2nd September, 1996 and 1st September, 2004)

of

TAI CHEUNG HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INDEX

SUBJECT	Bye-Law No.
Interpretation	1 – 2
Share Capital	3
Alteration of Capital	4 – 6
Share Rights	7 – 8
Variation of Rights	9 – 10
Shares	11 – 14
Share Certificates	15 – 20
Lien	21 – 23
Calls on Shares	24 – 32
Forfeiture of Shares	33 – 39
Register of Members	40 – 42
Transfer of Shares	43 – 48
Transmission of Shares	49 – 51
Untraceable Members	52
General Meetings	53 – 55
Notice of General Meetings	56 – 57
Proceedings at General Meetings	58 – 62
Voting	63 – 74
Proxies	75 – 80
Corporations Acting by Representatives	81
Written Resolutions of Members	82
Board of Directors	83
Retirement of Directors	84 – 86
Disqualification of Directors	87
Executive Directors	88 – 89
Alternate Directors	90 – 93
Directors Fees and Expenses	94 – 97
Directors Interests	98 – 101
General Powers of the Directors	102 – 108
Borrowing Powers	109
Proceedings of the Directors	110 – 119
Managers	120 – 122
Officers	123 – 126
Minutes	127
Seal	128
Authentication of Documents	129
Destruction of Documents	130
Dividends and other Payments	131 – 140
Reserves	141
Capitalisation	142 – 143
Subscription Right Reserve	144
Record Dates	145
Accounting Records	146 – 148
Audit	149 – 154
Notices	155 – 157
Signatures	158
Winding up	159 – 160
Indemnity	161
Alteration of Bye-laws And Amendment to Memorandum of Association	162

INTERPRETATION

1. In these Bye-laws, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING
"Act"	the Companies Act 1981 of Bermuda, as amended from time to time.
"associate"	the meaning attributed to it in the rules of the Designated Stock Exchnage.
"Auditor"	the auditor of the Company for the time being and may include any individual or partnership.
"Bye-laws"	these Bye-laws in their present form or as amended from time to time.
"Board" or "Directors"	the Board of Directors of the Company or the Directors present at a meeting of Directors at which a quorum is present and includes any alternate Director and the provisional Directors of the Company.
"capital"	the share capital from time to time of the Company.
"clear days"	in relation to the period of notice that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
"Clearing House"	a Clearing House or authorised share depositary recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction.
"Company"	Tai Cheung Holdings Limited.
"corporate representative"	any person appointed to act in that capacity pursuant to Bye-laws 81(1) or 81(2).
"debenture" and "debenture holder"	include debenture stock and debenture stockholder respectively.
"Designated Stock Exchange"	a stock exchange which is an appointed stock exchange for the purposes of the Act in respect of which the shares of the Company are listed or quoted and where such appointed stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company.
"dollars" and "$"	dollars, the legal currency of Hong Kong.
"Member"	a duly registered holder from time to time of the shares in the capital of the Company.
"month"	a calendar month.
"Notice"	written notice unless otherwise specifically stated and as further defined in these Bye-laws.
"Office"	the registered office of the Company which shall be at such place in Bermuda as the Board shall from time to time determine.
"paid up"	paid up or credited as paid up.
"Register"	the register of Members of the Company to be kept pursuant to the provisions of the Act.

"Registration Office"	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.
"Seal"	any one or more common seals of the Company for use in Bermuda or in any place outside Bermuda.
"Securities Seal"	a seal for use for sealing certificates for shares or other securities issued by the Company which is a facsimile of the Seal of the Company with the addition on its face of the words "Securities Seal".
"Secretary"	any person appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, temporary or acting secretary.
"Statutes"	the Act and every other act of the Legislature of Bermuda for the time being in force applying to or affecting the Company, its memorandum of association and/or these Bye-laws.
"year"	a calendar year.

2. In these Bye-laws, unless there be something within the subject or context inconsistent with such construction:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include every gender;

(c) words importing persons include companies, associations and bodies of persons whether corporate or not;

(d) the words:

(i) "may" shall be construed as permissive;

(ii) "shall" shall be construed as imperative;

(e) expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations;

(f) references to any act, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(g) save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Bye-laws if not inconsistent with the subject in the context;

(h) a resolution shall be a special resolution when it has been passed by a majority of not less than three-fourths of such Members as, being entitled so to do, vote in person or, by a duly authorised corporate representative or, where proxies are allowed, by proxy at a general meeting of which not less than twenty-one (21) days' notice, specifying (without prejudice to the power contained in these Bye-laws to amend the same) the intention to propose the resolution as a special resolution, has been duly given. Provided that, if it is so agreed by a majority in number of the Members having a right to attend and vote at any such meeting, being a majority together holding not less than ninety-five (95) per cent. in nominal value of the shares giving that right, a resolution may be proposed and passed as a special resolution at a meeting of which less than twenty-one (21) days' notice has been given;

(i) a resolution shall be an ordinary resolution when it has been passed by a simple majority of such Members as, being entitled so to do, vote in person or, by a duly authorised corporate representative or, where proxies are allowed, by proxy at a general meeting held in accordance with these Bye-laws;

(j) a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Bye-laws or the Statutes; and

(k) references to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, by electronic signature or by any other method. References to a notice or document, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

SHARE CAPITAL

3. (1) The share capital of the Company shall be divided into shares of a par value of HK$0.10 each.

(2) Subject to the Statutes, the Company's memorandum of association and, where applicable, the rules of any Designated Stock Exchange, any power of the Company to purchase or otherwise acquire its shares shall be exercisable by the Board upon such terms and subject to such conditions as it thinks fit.

(3) Subject to the Statutes and, where applicable, the rules of any Designated Stock Exchange, a subsidiary of the Company, whether incorporated in Bermuda or elsewhere, may own or acquire shares in the Company.

(4) Subject to the Statutes and, where applicable, the rules of any Designated Stock Exchange, the Company may in accordance with any scheme for the time being in force and approved by the Members in general meeting provide, directly or indirectly, money or other financial assistance for the purchase of, or subscription for, fully or partly paid shares in the Company or any holding company of the Company, being a purchase of or subscription for shares by a trustee of or to be held by or for the benefit of employees of the Company, any of its subsidiaries, any holding company of the Company or any subsidiary of any such holding company in each case whether incorporated in Bermuda or elsewhere, including any directors holding a salaried employment or office with or in any such company and so that the residual beneficiary of any such trust may be or include a charitable object.

(5) Subject to the Statutes and, where applicable, the rules of any Designated Stock Exchange, the Company may give financial assistance on such terms as the Board thinks fit to directors and bona fide employees of the Company, its subsidiaries and any holding company of the Company and/or any subsidiary of any such holding company in order that they may buy shares (fully or partly paid) in the Company or any holding company of the Company and such terms may include a provision stating that when a director ceases to be a director of, or an employee ceases to be employed by the Company or such other company, shares bought with such financial assistance shall or may be sold to the Company or such other company on such terms as the Board thinks fit.

ALTERATION OF CAPITAL

4. The Company may from time to time by ordinary resolution, in accordance with Section 45 of the Act:

(a) increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b) consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(d) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association (subject, nevertheless, to the Act), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares; and

(e) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the Shares so cancelled.

5. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Bye-law and in particular may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and may either distribute the net proceeds of sale in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or, resolve that such net proceeds be paid to the Company for the Company's benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6. The Company may from time to time by special resolution, subject to any confirmation or consent required by law, reduce its authorised or issued share capital or any share premium account or other undistributable reserve in any manner permitted by law.

SHARE RIGHTS

7. Subject to any special rights or restrictions conferred on the holders of any shares or class of shares, any share in the Company (whether forming part of the present capital or not) may be issued upon such terms and conditions and with or have attached thereto such preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Company may by ordinary resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

8. Subject to Sections 42 and 43 of the Act, any preference shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorised by its memorandum of association, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine.

VARIATION OF RIGHTS

9. Subject to the Act and without prejudice to Bye-law 7, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of such shares. To every such separate general meeting all the provisions of these Bye-laws relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a) the necessary quorum (other than at an adjourned meeting) shall be two persons holding or representing by proxy not less than one-third of the issued shares of the class and at any adjourned meeting of such holders, two holders present in person, or by proxy (whatever the number of shares held by them) shall be a quorum;

(b) every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

(c) any holder of shares of the class present in person or by proxy may demand a poll.

10. (1) The provisions of Bye-law 9 and of this Bye-law shall apply to the variation, modification or

abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied.

(2) The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

11. (1) Subject to the Act and these Bye-laws, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

(2) The Board may issue warrants conferring the right upon the holders thereof to subscribe for any class of shares in the capital or securities of the Company on such terms as it may from time to time determine. Where a warrant is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, as the Designated Stock Exchange may determine to be the maximum payable or such lesser sum as the Director may determine. No new warrant shall be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that the original has been destroyed and have received an indemnity in satisfactory form with regard to the issue of any new such warrant and in the case of wearing out or defacement, after delivery up of the old warrant. In the case of destruction or loss, the person to whom such replacement warrant is given shall also bear and pay to the Company any exceptional costs and reasonable out-of-pocket expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity.

12. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Act. Subject to the Act, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

13. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Bye-laws or by law) any other rights in respect of any share except an absolute rights to the entirety thereof of the registered holder.

14. Subject to the Act and these Bye-laws, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

15. Every share certificate shall be issued under a Seal or a Securities Seal or a facsimile thereof and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates need not be autographic but may be affixed to such certificate by some mechanical means or may be printed thereon or that such certificates need not be signed by any person.

16. (1) In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one joint holder shall be sufficient delivery to all such holders.

(2) Where a share stands in the names of two or more persons the person first named in the Register shall as regards service of notices and subject to the provisions of these Bye-laws all or any other matters connected with the Company, except the transfer of the share, be deemed the sole holder thereof.

17. Every person whose name is entered as a Member in the Register shall be entitled, without payment, to

receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Designated Stock Exchange may determine to be the maximum payable or such lesser sum as the Board from time to time determines.

18. Share certificate shall be issued in the case of an issue of shares within two months (or within such shorter period as may be prescribed by the rules of the Designated Stock Exchange) after allotment or in the case of a transfer of fully or partly paid shares within two months after lodgment of a transfer with the Company, not being a transfer which the Company is for the time being entitled to refuse to register and does not register.

19. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him on payment of such fee as the Designated Stock Exchange may determine to be the maximum payable or such lesser sum as the Board may determine, and if any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him on payment of such fee aforesaid.

20. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant member upon request and on payment of such fee as the Designated Stock Exchange may determine to be the maximum payable or such lesser sum as the Board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company.

LIEN

21. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other person or persons) for all amounts of money presently payable by such Member or his estate to the Company and whether the same shall be incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Bye-law.

22. Subject to these Bye-laws, the Company may sell in such manner as the Board thinks fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of fourteen clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfillment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death, bankruptcy or winding-up.

23. The net proceeds of the sale after the payment of the costs of such sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

24. (1) Subject to these Bye-laws and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen clear days' notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares.

(2) A copy of such notice shall be sent to Members in the manner in which notices may be sent to Members by the Company as herein provided.

(3) In addition to the giving of notice in accordance with Bye-law 24(2), notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the Members by notice to be inserted once in the Hong Kong Government Gazette and once at least in a leading English language daily newspaper and in a leading Chinese language daily newspaper circulating in Hong Kong.

25. (1) A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be made payable either in one lump sum or by instalments.

(2) A call may be extended postponed or revoked in whole or in part as the Board may in its absolute discretion determine.

26. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

27. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board may agree to accept, but the Board may in its absolute discretion waive payment of such interest wholly or in part.

28. No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any General Meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

29. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Bye-laws; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

30. Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made, notified, and payable on the date fixed for payment, and if it is not paid the provisions of these Bye-laws as to payment of interest and expenses, forfeiture, and the like shall apply as if that amount had become due and payable by virtue of a call.

31. On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the time of payment.

32. The Board may receive from any Member willing to advance the same, and either in money or money's worth, all or any part of the moneys uncalled and unpaid or instalments payable upon the shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate, which (unless the Company by ordinary resolution otherwise directs) shall not exceed twenty per cent. (20%) per annum, as the Member paying such sum and the Board agree. The Board

may at any time repay the amount so advanced upon giving to such Member not less than one month's notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Where any interest is paid, the holder of the share or shares shall not be entitled to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

33. (1) If a call or instalment of a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen clear days' notice (which notice shall name the place where payment is to be made, such place being either the Office or some other place at which calls of the Company are usually made payable):

(a) requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b) stating that if the notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2) If the requirements of any such notice are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

34. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register. No forfeiture shall be invalidated by any omission or neglect to give such notice or make any such entry.

35. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-laws to forfeiture will include surrender.

36. Until cancelled in accordance with the requirements of the Act, a forfeited share shall be the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

37. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding twenty per cent. (20%) per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Bye-law any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

38. A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, or disposal of the share.

39. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so

forfeited shall have been sold, re-allotted or otherwise disposed of, cancel the forfeiture on such terms as the Board thinks fit or permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as the Board thinks fit.

REGISTER OF MEMBERS

40. (1) The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a) the name and address of each Member, the number and class of shares held by him and in respect of any shares that are not fully paid, the amount paid or agreed to be considered as paid on such shares;

(b) the date on which each person was entered in the Register; and

(c) the date on which any person ceased to be a Member.

(2) Subject to the Act, the Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

41. The Register and branch register of Members, as the case may be, shall be open to inspection between 10 a.m. and 12 noon on every business day by Members without charge or by any other person, upon a maximum payment of five Bermuda dollars, at the Office or such other place in Bermuda at which the Register is kept in accordance with the Act or, if appropriate, upon a maximum payment of ten dollars at the Registration Office. The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper and where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

42. Notwithstanding any other provision of these Bye-laws the Directors may fix any date as the record date for:

(a) determining the Members entitled to receive any dividend and such record date may be on, or not more than thirty (30) days before or after, any date on which such dividend is declared;

(b) determining the Members entitled to receive notice of and to vote at any general meeting of the Company.

TRANSFER OF SHARES

43. Subject to these Bye-laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and which may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

44. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. The Board may resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept machine imprinted signatures on the instrument of transfer. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Bye-laws shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

45. (1) The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four (4) joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2) No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

(3) The Board in so far as permitted by any applicable law may in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer.

(4) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement it shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office.

46. Without limiting the generality of the last preceding Bye-law, the Board may decline to recognise any instrument of transfer unless:–

(a) a fee of such sum as the Designated Stock Exchange may determine to be the maximum payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b) the instrument of transfer is in respect of only one class of shares;

(c) the instrument of transfer is lodged at the Office or at the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d) the instrument of transfer is duly and properly stamped.

47. If the Board refuses to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

48. The registration of transfers of shares or of any class of shares may, after the notice has been given by advertisement in an appointed newspaper and, where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any means in such manner as may be accepted by the Designated Stock Exchange to that effect, be suspended at such times and for such periods as the Board may determine, provided always that such registration shall not be suspended for a period exceeding thirty (30) days in any year.

TRANSMISSION OF SHARES

49. If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Bye-law will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

50. Subject to Section 52 of the Act, any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him

registered as the transferee. If he elects to become the holder he shall notify the Company in writing signed by him to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Bye-laws relating to the transfer and registration of transfer of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy or winding-up of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

51. A person becoming entitled to a share by reason of the death, bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Bye-law 72(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

52. (1) Without prejudice to the rights of the Company under paragraph (2) of this Bye-law, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2) The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a) all cheques or warrants, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Bye-laws of the Company have remained uncashed;

(b) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c) the Company has caused an advertisement to be inserted in a leading English language daily newspaper and a leading Chinese language daily newspaper circulating in Hong Kong giving notice of its intention to sell such shares and has notified The Stock Exchange of Hong Kong Limited of such intention and a period of three (3) months has elapsed since the date of such advertisement.

For the purpose of the foregoing, the "relevant period" means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Bye-law and ending at the expiry of the period referred to in that paragraph.

(3) To give effect to any such sale, the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Bye-law shall be valid and effective notwithstanding that the member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

53. The annual general meeting of the Company shall be held in each year other than the year of incorporation at such time (within a period of not more than fifteen (15) months after the holding of the last

preceding annual general meeting unless a longer period would not infringe the rules of any Designated Stock Exchange, if any) and place as may be determined by the Board.

54. Each general meeting, other than an annual general meeting, shall be called a special general meeting. General meetings may be held at any time and in any part of the world as may be determined by the Board.

55. The Board may call special general meetings, and Members holding not less than one-tenth of the paid-up capital of the Company as at the date of the deposit of the requisition carries the right of voting at general meetings shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require a special general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within three (3) months after the deposit of such requisition. If within twenty-one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionists themselves may do so in accordance with the provisions of Section 75(3) of the Act.

NOTICE OF GENERAL MEETINGS

56. (1) An annual general meeting and any special general meeting at which the passing of a special resolution is to be considered shall be called by not less than twenty-one (21) clear days' Notice. All other special general meetings may be called by not less than fourteen (14) clear days' Notice but a general meeting may be called by shorter notice if it is so agreed:

(a) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

(2) The period of notice shall be exclusive of the day on which it is served or deemed to be served and exclusive of the day on which the meeting is to be held, and shall specify the time and place of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than such as, under the provisions of these Bye-laws or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death, bankruptcy or winding-up of a Member and to each of the Directors and the Auditors.

57. The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

58. (1) All business shall be deemed special that is transacted at a special general meeting, and also all business that is transacted at an annual general meeting with the exception of sanctioning dividends, the reading, considering and adopting of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors and other officers in the place of those retiring, the fixing of the remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors.

(2) No business shall be transacted at any general meeting unless a quorum is present. Two Members entitled to vote and present in person or by proxy or by a duly authorised corporate representative shall form a quorum for all purposes.

59. If within fifteen (15) minutes after the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time and place as the Board may determine. If at the adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for the meeting, the meeting shall be dissolved.

60. The President of the Company if there be one or the Chairman shall preside as chairman at every general meeting. If at any meeting the President or the Chairman, as the case may be, is not present within fifteen (15) minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the Members present and entitled to vote shall elect one of their number to be chairman.

61. The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give Notice of an adjournment. No business shall be transacted at any such adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

62. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

63. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.

64. Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the Chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

65. If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

66. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

67. The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

68. On a poll votes may be given either personally or by proxy.

69. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

70. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote in addition to any other vote he may have.

71. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Bye-law be deemed joint holders thereof.

72. (1) A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as such Member for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.

(2) Any person entitled under Bye-law 50 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

73. (1) No Member shall, unless the Board otherwise determines, be entitled to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum at any General Meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

(2) Where the Company has knowledge that any Member is, under the applicable Statutes and/or the rules and regulations of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

74. If:

(a) any objection shall be raised to the qualification of any voter; or

(b) any votes have been counted which ought not to have been counted or which might have been rejected; or

(c) any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

75. (1) Any Member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him.

(2) Unless otherwise required by the Statutes, a proxy need not be a Member. A Member may appoint a proxy in respect of part only of his holding of shares in the Company. A Member may appoint more than one proxy to attend on the same occasion.

76. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the fact.

77. The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than forty-eight (48) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting or poll concerned and, in such event the instrument appointing a proxy shall be deemed to be revoked.

78. Instruments of proxy shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

79. A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two (2) hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

80. Anything which under these Bye-laws a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Bye-laws relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

81. (1) Any corporation which is a Member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or any class of Members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member of the Company and such corporation shall for the purposes of these Bye-laws be deemed to be present in person at any such meeting if a person so authorised is present thereat. Any reference in these Bye-laws to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Bye-law.

(2) If a Clearing House (or its nominee(s)) and in each case, being a corporation is a Member of the Company, it may appoint or authorize such person or persons as it thinks fit to act as its corporate representative or representatives at any meeting of the Company or at any meeting of any class of Members provided that, if more than one corporate representative is so authorized, the authorization shall specify the number and class of shares in respect of which each such corporate representative is so authorized. A person so authorized under the provisions of this Bye-law shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) could exercise as if such person was the registered holder of the shares of the Company held by the Clearing House (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorization including the right to vote individually on a show of hands.

WRITTEN RESOLUTIONS OF MEMBERS

82. A resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by or on behalf of all Members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall, for the purposes of these Bye-laws, be treated as a resolution duly passed at a general meeting of the Company and, where relevant, as a special resolution so passed. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last Member to sign, and where the resolution states a date as being the date of his signature thereof by any Member the statement shall be prima facie evidence that it was signed by him on that date. Such a resolution may consist of several documents in the like form, each signed by one or more relevant Members.

BOARD OF DIRECTORS

83. (1) The number of Directors shall not be less than two (2) and there shall be no maximum number of Directors. The Directors shall be elected or appointed in the first place at the statutory meeting of Members and thereafter in accordance with the next following Bye-law unless the Statutes otherwise require in which case at the annual general meeting; and who shall hold office until the next appointment of Directors or until their successors are elected or appointed. Any general meeting may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.

(2) The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board occurring as the result of the death, disability, disqualification or resignation of any Director or otherwise or as an addition to the existing Board but so that the maximum number of Directors so appointed shall not exceed the number determined from time to time by the members in general meeting. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

(3) Unless otherwise required by the Statutes, neither a Director nor an alternate director shall be required to hold any shares of the Company by way of qualification and a Director or alternate director (as the case may be) who is not a Member shall be entitled to attend and speak at any general meetings of the Company and of any class of members of the Company.

(4) The Members may, at any general meeting convened and held in accordance with these Bye-laws, by special resolution remove a Director at any time before the expiration of his period of office notwithstanding anything in these Bye-laws or in any agreement between the Company and such Director (but without prejudice

to any claim which such Director may have for damages for any breach of any contract of service between him and the Company) provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director fourteen (14) days before the meeting and at such meeting such Director shall be entitled to be heard on the motion for his removal.

(5) A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (4) above may be filled by the election or appointment of any person to be a Director by the Members in general meeting to hold office until the next appointment of Directors or until their successors are elected or appointed or, in the absence of such election or appointment such general meeting may authorise the Board to fill any vacancy in the number left unfilled. The Company may also from time to time in general meeting by ordinary resolution elect any person to be a Director as an addition to the Board.

(6) The Company may from time to time in general meeting by ordinary resolution fix, increase or reduce the maximum and minimum number of Directors but so that the number of Directors shall never be less than two (2).

RETIREMENT OF DIRECTORS

84. (1) The provisions of this Bye-laws shall, subject to the provisions of the last preceding Bye-law and the Statutes, govern the retirement of Directors.

(2) At each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that no Director holding office as Chairman or Managing Director shall be subject to retirement by rotation or be taken into account in determining the number of directors to retire.

(3) A retiring Director shall be eligible for re-election. The Directors to retire by rotation shall include (so far as necessary to obtain the number required) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

(4) The Company at the meeting at which a Director retires under any provision of these presents may by ordinary resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for election. In default the retiring Director shall be deemed to have been re-elected except in either of the following cases:

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost; or

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected.

(5) The retirement of a Director pursuant to the foregoing sub-paragraphs of this Bye-law shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

85. A resolution for the election of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

86. No person other than a Director retiring at the meeting, shall, unless recommended by the Director for election, be eligible for election to the office of Director at any general meeting, unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election as a Director and also a Notice signed by the

person to be proposed of his willingness to be elected shall have been given to the Company or lodged at the head office of the Company or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days. The period for lodgment of such Notice(s) will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.

DISQUALIFICATION OF DIRECTORS

87. The office of a Director shall be vacated if the Director:

(1) resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board whereupon the Board resolves to accept such resignation;

(2) becomes a lunatic or of unsound mind or dies;

(3) without leave of absence from the Board, is absent from meetings of the Board for six consecutive months, and his alternate Director, if any, shall not during such period have attended in his stead and the Board resolves that his office be vacated; or

(4) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(5) is prohibited by law from being a director; or

(6) ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Bye-laws.

EXECUTIVE DIRECTORS

88. The Board may from time to time appoint one or more of its body to be a Managing Director, Joint Managing Director or Deputy Managing Director or to hold any other employment or executive office with the Company for such period (subject to the Statutes) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination.

89. An executive Director shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may determine, and either in addition to or in lieu of his remuneration as a Director.

ALTERNATE DIRECTORS

90. Subject to the Statutes, any Director may appoint any person to be his alternate Director and may at his discretion remove such alternate Director. If such alternate director is not another director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to it being so approved. Any appointment or removal of an alternate Director shall be effected by notice in writing signed by the appointor and delivered to the Office or tendered at a meeting of the Board. An alternate director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Bye-laws shall apply as if he were a Director.

91. Every person acting as an alternate Director shall (except as regards power to appoint an alternate Director and remuneration) be subject in all respects to the provisions of these Bye-laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent

of or for the Director appointing him. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

92. Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

93. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director provided that, if at any meeting any Director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to these Bye-laws which was in force immediately before his retirement shall remain in force as though he had not retired.

DIRECTORS' FEES AND EXPENSES

94. The ordinary remuneration of the Directors shall from time to time be determined by the Company in General Meeting and shall (unless otherwise directed by the resolution by which it is voted) be divided amongst the Board in such proportions and in such manner as it may agree or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from day to day. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees.

95. Each Director shall be entitled to be paid all travelling, hotel and incidental expenses properly incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

96. Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Bye-law, and may be made payable by way of salary, commission or participation in profits or otherwise as may be arranged.

97. The Board shall obtain the approval of the Company in General Meeting before making any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

DIRECTORS' INTERESTS

98. A Director may:

(a) hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and, subject to the relevant provisions of the Act, upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Bye-law;

(b) act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c) become or continue to be a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested, and (unless otherwise agreed) no such Director shall be liable to account to the Company or the Members for any remuneration, profit or other benefit received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interest in such other company. The Board may also exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company or exercisable by any member of the Board as a director of such other company in such manner and in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company, or voting or providing for the payment of remuneration to the directors, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company.

99. Subject to the Act and to these Bye-laws, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Bye-law 100 herein.

100. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Bye-law, a general notice to the Board by a director to the effect that:

(a) he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or

(b) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Bye-law in relation to any such contract or arrangement, provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

101. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associates is to the knowledge of such Director materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement or proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement or proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associate(s) are not in aggregate beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived);

(vi) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associate(s) and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director or his associate(s) as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

(vii) any proposal concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries under which the Director or his associate(s) may benefit.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) is/are the holder(s) of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

(5) The Company may by ordinary resolution ratify any transaction not duly authorised by reason of a contravention of this Bye-law provided that no Director who is or whose associate(s) is/are materially interested in such transaction, together with any of his associates, shall vote upon such ordinary resolution in respect of any shares in the Company in which they are interested.

GENERAL POWERS OF THE DIRECTORS

102. (1) The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Bye-laws required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Bye-laws and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Bye-law shall not be limited or restricted by any special authority or power given to the Board by any other Bye-law.

(2) Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any two of the Directors acting jointly on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law be binding on the Company.

(3) Without prejudice to the general powers conferred by these Bye-laws it is hereby expressly declared that the Board shall have the following powers:

(a) To give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed.

(b) To give to any Directors, officers or servants of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

103. The Board may establish any committees, regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration. The Board may delegate to any committee, regional or local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

104. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company's Seal.

105. The Board may from time to time entrust to and confer upon a Managing Director, Joint Managing Director, Deputy Managing Director or executive Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

106. Subject to the Act, the Company may keep an overseas or local or other branch register of members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

107. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company's banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

108. (1) The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company's moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or past Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and past employees of the Company and their dependants or any class or classes of such person.

(2) The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and either subject or not subject to any terms or conditions, pensions or other benefits to employees and past employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or past employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement.

BORROWING POWERS

109. (1) The Board may from time to time at its discretion exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(2) Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

(3) The Board shall cause a proper register to be kept, in accordance with the provisions of the Act, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Act in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

110. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote.

111. A Meeting of the Board may be convened by the Secretary or by any two Directors. The Secretary shall convene a Meeting of the Board of which notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the President or Chairman, as the case may be, or any two Directors. Any Director may waive notice of any meeting either prospectively or retrospectively.

112. (1) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two (2). An alternate director shall be counted in a quorum in the case of the absence of a director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2) Directors may participate in any meeting of the Board or any committee of the Board, which may be held in any part of the world, by means of conference telephone or other communications equipment through

which all persons participating in the Meeting can communicate with each other and such participation shall constitute presence at a Meeting as if those participating were present in person.

(3) Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

113. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Bye-laws, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Bye-laws as the quorum or that there is only one continuing director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

114. The Board may elect a Director to be chairman and one or more Directors to be deputy chairman of its meetings and determine the period for which they are respectively to hold such office. If no chairman or deputy chairman is elected, or if at any meeting neither the chairman nor any deputy chairman is present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

115. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

116. (1) The Board may delegate any of its powers, authorities and discretions to committees, consisting of such director or directors as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2) All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

117. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Bye-laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Bye-law.

118. A resolution in writing signed by all the Directors except such as are absent from Hong Kong or temporarily unable to act through ill-health or disability (or their alternate Directors) shall be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Bye-laws. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or alternate Directors.

119. All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

MANAGERS

120. The Board may from time to time appoint a General Manager, a Manager or Managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the

working expenses of any of the staff of the General Manager, Manager or Managers who may be employed by him or them upon the business of the Company.

121. The appointment of such General Manager, Manager or Managers may be for such period as the Board may decide, and the Board may confer upon him or them all or any of the powers of the Board as they may think fit.

122. The Board may enter into such agreement or agreements with any such General Manager, Manager or Managers upon such terms and conditions in all respects as the Board may in their absolute discretion think fit, including a power for such General Manager, Manager or Managers to appoint an Assistant Manager or Managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

OFFICERS

123. (1) Subject to the Statutes, the officers of the Company shall consist of a Chairman, Managing Director, Secretary and such additional officers as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Statutes and these Bye-laws.

(2) Subject to the Statutes, the Directors of the Company shall, as soon as may be after each appointment or election of Directors, elect one of their number to be Chairman and another of their number to be Managing Director; and if more than one Director is proposed for either of these offices, the election to such office shall take place in such manner as the Directors may determine.

(3) The officers shall receive such remuneration as the Directors may from time to time determine.

124. (1) The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and conditions as the Board may determine and any Secretary or officers so appointed may be removed by the Board. If thought fit, two (2) or more persons may be appointed as Joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more Assistant or Deputy Secretaries.

(2) The Secretary shall attend all meetings of the Members and of the Directors and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Act or these Bye-laws or as may be prescribed by the Board.

(3) The Secretary shall ordinarily reside in the territory where the head office is situate.

(4) A provision of the Act or of these Bye-laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of the Secretary.

125. The President or the Chairman, as the case may be, shall act as chairman at all meetings of the Members and of the Directors at which he is present. In his absence a chairman shall be appointed or elected by those present at the Meeting.

126. The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

MINUTES

127. The Board shall cause Minutes to be duly entered in books provided for the purpose:

(a) of all elections and appointments of officers;

(b) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c) of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board.

SEAL

128. (1) The Company shall have one or more Seals, as the Board may determine. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Bye-laws, any instrument to which a Seal is affixed shall be signed autographically by any two Directors or by any two persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical (other than autographic) signature.

(2) Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Bye-laws reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

(3) The Company may have a Securities Seal for use for sealing certificates for shares or other securities issued by the Company. No signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificate or other document and any such certificate or other document to which such Securities Seal is affixed shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid.

AUTHENTICATION OF DOCUMENTS

129. Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any document affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

130. The Company shall be entitled to destroy the following documents at the following times:

(a) any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

(c) any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d) any allotment letters after the expiry of seven (7) years from the date of issue thereof;

(e) copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of two (2) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed; and

(f) any other document on the basis of which any entry in the Register is made at any time after the expiry of six (6) years from the date an entry in the Register was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Bye-law shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Bye-law to the destruction of any document include references to its disposal in any manner.

DIVIDENDS AND OTHER PAYMENTS

131. Subject to the Act, the Company in General Meeting may from time to time declare dividends in any currency to be paid to the Members according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by the Board.

132. No dividend shall be paid otherwise than out of profits available for distribution (such profits being ascertained in accordance with the Act) or contributed surplus.

133. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Bye-law as paid up on the share; and

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

134. (1) The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the position of the Company and, in particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

(2) The Board may also pay half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

135. The Board may deduct from any dividend or bonus payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise in respect of shares of the Company.

136. No dividend or bonus payable by the Company on or in respect of any share shall bear interest against the Company.

137. Any dividend, interest or bonus payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for

any dividends, bonuses or other moneys payable or property distributable in respect of the shares held by such joint holders.

138. All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

139. Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares debentures or warrants to subscribe securities of the Company or of any other company, and where any difficulty arises in regard to such distribution the Board may settle it as it thinks expedient, and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board.

140. (1) Wherever the Board or the Company in general meeting have resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve either:

(a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted shall be of the same class or classes as the class or classes already held by the allottee, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i) the basis of any such allotment shall be determined by the Board;

(ii) the Board, after determining the basis of allotment, shall give not less than two (2) weeks' notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the election has not been duly exercised ("the non-elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company's reserve accounts (including any special account and share premium account) as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b) that shareholders entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Directors may think fit on the basis that the shares so allotted shall be of the same class or classes as the class or classes of shares already held by the allottee. In such case, the following provisions shall apply:

(i) the basis of any such allotment shall be determined by the Board;

(ii) the Board, after determining the basis of allotment, shall give not less than two (2) weeks'

notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu thereof shares shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company's reserve accounts (including any special account and share premium account) as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2) The shares allotted pursuant to the provisions of paragraph (1) of this Bye-law shall rank pari passu in all respects with the shares then in issue save only as regards participation:

(a) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(b) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend

unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (1) of this Bye-law in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Bye-law shall rank for participation in such distribution, bonus or rights.

(3) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Bye-law with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(4) The Company may upon the recommendation of the Board by special resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Bye-law a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(5) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Bye-law shall not be made available or made to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of shares would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

RESERVES

141. Before recommending any dividend, the Board may set aside out of the profits of the Company such

sums as it determines as reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

142. The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including to profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the condition that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in payment up in full of unissued shares, debentures or other securities of the Company, to be allotted and distributed credited as fully paid up among such members in the proportions aforesaid, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Bye-law, a share premium account and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid. In carrying sums to reserve and in applying the same the Board shall comply with the provisions of the Act.

143. Whenever such a resolution as aforesaid shall have been passed the Board shall make all appropriations and applications of the reserves or profits and undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares, debentures, or other securities and generally shall do all acts and things required to give effect thereto. The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Bye-law and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHT RESERVE

144. The following provisions shall have effect at any time and from time to time that they are not prohibited or inconsistent with the Statutes:

(1) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions applicable under the terms and conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Bye-law) maintain in accordance with the provisions of this Bye-law a reserve (the "Subscription Right Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Right Reserve in paying up in full such difference in respect of such additional shares as and when the same are allotted;

(b) the Subscription Right Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be) the relevant portion thereof in the event of a partial exercise of the subscription rights and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par.

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Right Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholder; and

(d) if upon the exercise of the subscription rights represented by any warrant the amount standing to the credit of the Subscription Right Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2) Shares allotted pursuant to the provisions of this Bye-law shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Bye-law, no fraction of any share shall be allotted on exercise of the subscription rights.

(3) A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Right Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Right Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Right Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

RECORD DATES

145. Notwithstanding any other provision of these Bye-laws the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTING RECORDS

146. The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Act.

147. The accounting records shall be kept at the Office or, subject to the Act, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board.

148. (1) Subject to Section 88 of the Act and paragraph (2) of this Bye-law, a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to each person entitled thereto at least twenty-one (21) days before the date of the general meeting and at the same time as the notice of the annual general meeting and laid before the Company in general meeting in accordance with the requirements of the Act provided that this Bye-law shall not require a copy of those documents to be sent to any person whose address the Company is not aware of or to more than one of the joint holders of any shares or debentures.

(2) To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements in paragraph (1) of this Bye-law shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial report, a complete printed copy of the Company's annual financial statements and the directors' report thereon.

(3) The requirement to send to a person referred to in paragraph (1) of this Bye-law the documents referred to in that provision or a summary financial report in accordance with paragraph (2) of this Bye-law shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in paragraph (1) of this Bye-law and, if applicable, a summary financial report complying with paragraph (2) of this Bye-law, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.

AUDIT

149. (1) Subject to Section 88 of the Act, at the annual general meeting or at a subsequent special general meeting in each year, the Members shall appoint an auditor to audit the accounts of the Company and such auditor shall hold office until the Members appoint another auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

(2) Subject to Section 89 of the Act, a person, other than an incumbent Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that

person to the office of Auditor has been given not less than twenty-one (21) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the incumbent Auditor.

(3) The Members may, at any general meeting convened and held in accordance with these Bye-laws, by special resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

150. Subject to Section 88 of the Act the accounts of the Company shall be audited at least once in every year.

151. The remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Members may determine.

152. If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall as soon as practicable either appoint an auditor to fill such casual vacancy or convene a special general meeting to fill the vacancy.

153. The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

154. The statement of income and expenditure and the balance sheet provided for by these Bye-laws shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and the report of the Auditor shall be submitted to the Members in general meeting.

NOTICES

155. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice or document to him or which the person transmitting the Notice or document reasonably and bona fide believes at the relevant time will result in the Notice or document being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the Notice or document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share, all Notices or documents shall be given to that one of the joint holders whose name stands first in the Register and the Notice or document so given shall be deemed a sufficient service on or delivery to all the joint holders.

156. Any notice or other document:

(a) if served or delivered by post, shall be sent airmail where appropriate and shall be deemed to have been served or delivered at the time when the envelope containing the same is put into the post; in proving such service or delivery it shall be sufficient to prove that the letter containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company that the envelope containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice or document placed on the Company's website or the website of the Designated Stock Exchange, is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye-laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company as to the fact and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof;

(d) if served by advertisement in appointed newspaper or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange shall be deemed to have been served on the day on which the notice is first published; and

(e) may be given to a Member either in the English language or the Chinese language only or in both the English language and Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.

157. Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Bye-laws shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

SIGNATURES

158. For the purposes of these Bye-laws, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director or alternate Director, or, in the case of a corporation which is a holder of shares or a Director or alternate Director, from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director or alternate Director in the terms in which it is received.

WINDING UP

159. (1) The Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2) A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

160. If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Act, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members and the Members within each class. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

161. (1) The Directors, Secretary and other officers for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any wilful negligence, wilful default, fraud or dishonesty which may attach to any of said persons.

(2) Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any wilful negligence, wilful default, fraud or dishonesty which may attach to such Director.

ALTERATION OF BYE-LAWS & AMENDMENT TO MEMORANDUM OF ASSOCIATION

162. No Bye-law shall be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Directors and confirmed by a special resolution of the Members. A special resolution shall be required to alter the objects and powers contained in the memorandum of association or to change the name of the Company.